Arrived.

Invest | Learn ▾ | About ▾ | Login | Sign up

MARKET | PROPERTY | FINANCIALS | REVIEWS

Sign Up to Reserve

New Reservations will be placed on the waitlist



The Pecan

3 | 2 | 1650 sqft

$208,495	54.13%	$107,280	135	74
Purchase Price	Financing	Raise Amount	Investors	Waitlist

173% reserved

MARKET
Rapidly Growing City
Fayetteville ranked #4 Best Places to Live Nationally by U.S. News.

PROPERTY
Investment Potential
Homes nearby have seen a 35% increase in property value over the last 10 years.

FINANCIALS
Home Lease
Current tenant signed a 1 year lease on Jan 1, 2021.

THE MARKET

Fayetteville, Arkansas
Ranked #4 in Best Places to Live

#1 Austin, TX
#2 Denver, CO
#3 Colorado Springs, CO
#4 Fayetteville, AR
#5 Des Moines, IA



BEST PLACES U.S.News RANKINGS



Northwest Arkansas
Watch later
Share
ARKANSAS &
GOLDEN AGE

What it's like to live in Fayetteville, AR

Located in a region that's experiencing drastic growth, Fayetteville – together with Bentonville, Rogers and Springdale – has transformed from a small town to a center of higher education, culture, commerce and entrepreneurialism. The area known as Northwest Arkansas is the birthplace of Walmart, the headquarters of Tyson Foods and the home of the University of Arkansas, the flagship campus of the U of A system.

Nestled in the Ozark Mountains, Fayetteville attracts outdoorsy types with its abundance of state parks, acres of community green space, playgrounds, parks and walking trails. The metro area also boasts a first-class performing arts center, an active local food movement, live music venues and a dynamic

festival scene.

Quick Facts on Fayetteville, AR

514,166
METRO POPULATION

33.9
MEDIAN AGE

2.7%
UNEMPLOYMENT RATE

45,830
AVERAGE ANNUAL SALARY

Real Estate Data for Fayetteville, AR

Zillow Home Price Trends

Single Family Residential 2010 - 2020



$250K
$230K
$210K
$180K
$160K
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Zillow Rental Price Trends

Single Family Residential 2010 - 2020

$1.4K
$1.3K
$1.2K
$1.2K
$1.1K
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020



THE PROPERTY

Quick Facts for The Pecan

Property type	Single Family Home
Location	Fayetteville, AR
Year built	2013
Square footage	1,650
Bedrooms	3
Bathrooms	2

About the Property

Charming well maintained one owner single family home in quiet neighborhood minutes from I-49, University of Arkansas, parks/trails and all of what Fayetteville has to offer. Home is 3 bed 2 bath with split floor plan, open concept and spacious bedrooms, lots of natural light, and beautiful metallic epoxy flooring on main level. Enjoy community park with walking/biking trails, basketball court, playground and picnic area.

Independent Appraisals

1) A valuation report produced by HouseCanary on November, 05, 2020, appraised the value of The Pecan property in the valuation range of $201,712 to $211,380.



Property Location




Savoy
Fayetteville
Wyman
Farmington
W 15th St
Fayette Junction
Baldwin
Appleby
Map data ©2021 Google
Terms of Use
Report a map error

Neighborhood Overview

The area of West Fayetteville is notable for its ease of access to downtown Fayetteville, Dickson Street, Uptown Fayetteville and neighboring cities in Northwest Arkansas through expanded bypass and highway systems.

West Fayetteville is a common professional neighborhood for employees working for prominent employers in Northwest Arkansas, which include the Headquarters of Walmart, Tyson, and J.B. Hunt, and who want to remain in Fayetteville city limits.

The area is also in close proximity to the newly developing Centennial Park at Millsap Mountain. Centennial park is a state of the art cycling, cyclo-cross, mountain biking, and running trail system connected to 45 miles of shared-use paved trails and 38 miles of natural-surface trails.

Property Milestones

☑	Acquisition	The rental home has been acquired and is now owned by the offering LLC.
☑	Insurance	Insurance coverage has been obtained to protect the investment.
☑	Renovation	The property was renovated to ensure maximum rent income and minimum maintenance costs.
☑	Leasing	A tenant has been vetted, approved, and has signed a long term lease.
☑	Financing	Long term financing has been obtained through our banking partner.
■	Reservations	The property is currently collecting reservations of interest from Arrived investors.

☐ Not Started ■ Started ■ Completed

THE FINANCIALS

Purchase Price	$208,495
Financing	54.13%
Raise Amount	$107,280

Rent Status	RENTED
Current Rent	$1,450 / month
Current Lease Length	1 year
Lease End Date	Dec 31 2021
Anticipated Hold Period	5-7 years

The Deal Terms

Minimum Investment	$100
Price per Interest	$10
Number of Interests	10,728
Raise Amount	$107,280

The Documents

Property Appraisal - HouseCanary

REVIEWS



Arrived.

999 3rd Ave
Seattle, WA 98104

(206) 659-7920

support@arrivedhomes.com

Invest

Sign Up

Browse Properties

Offering Circular

Retirement Accounts

Learn

Learning Center

Help & FAQ

How it Works

Real Estate Investment Guide

Glossary

Company

About

Careers

Terms of Service

Privacy Policy

Other Services

Rent

Sell Us Your Home

Important Information

Arrived Homes, LLC (the "Company") intends to sponsor a securities offering pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters" to gauge market demand and it is under no obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.